August 11, 2011

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan
Mr. Adam F. Turk

Re:	American Tower REIT, Inc. (File No. 333-174684)
Amendment No. 1 to Registration Statement on Form S-4, filed July 18, 2011

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower REIT, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on July 18, 2011 (the “Registration Statement”). Such comments are set forth in Mr. McTiernan’s letter, dated July 22, 2011 (the “Comment Letter”), to Edmund DiSanto, General Counsel of the Company. The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 2, marked to show changes from the Registration Statement. As used herein, the terms “American Tower,” “we,” “our” and “us” refer to American Tower Corporation and its subsidiaries with respect to the period prior to the merger described in the Registration Statement, and American Tower REIT, Inc. and its subsidiaries with respect to the period after such merger.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

Business, page 47

1.	We note your revised disclosure in response to comment 7 in our letter dated June 30, 2011. Please provide a further breakdown of geographic concentration within the US, or advise us why you do not believe geographic concentrations are material to evaluating your business.

Response to Comment No. 1

We do not believe that the geographic concentration of our communications sites in the US is material to the evaluation of our business. The value of our communications sites, and our ability to generate revenue from these sites, is typically not affected by changes in regional market conditions. During the recent economic downturn, while certain regions in the US experienced severe economic contractions, our domestic rental and management segment continued to report consistent growth in revenue and cash flow as a result of our customers’ continued investment in their nationwide wireless networks. In addition, because of our nationwide presence, our business is not dependent upon a specific US location, making us less vulnerable to changes that may occur in a particular region.

Pro Forma Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Statements

(A) Special E&P Distributions, page 61

2.	We have considered your response to our prior comment 8. We note in your response that your E&P distribution adjustment is an estimate based on forecasted data. As such, we remain unclear how this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. Please explain to us in greater detail how you determined this adjustment is factually supportable or adjust your pro forma financial statements accordingly.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 62.

(D) Deferred Taxes, page 62

3.	We have considered your response to our prior comment 9. We note that approximately 82% of your adjustment is comprised of “items not currently deductible and other”. Please expand your disclosure to separately disclose the major items included within this line item.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 63.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

4.	We note your revised disclosure in response to comment 10 in our letter dated June 30, 2011. With a view to disclosure, please tell us if there is a quantitative metric management uses to measure the revenue growth potential at existing towers from an increase in the amount of space leased. Put another way, is there a measure analogous to occupancy for cell towers?

Response to Comment No. 4

There is no quantitative metric that management uses to measure revenue growth potential at our existing towers. While our management monitors our portfolio in part based on the number of tenants per tower, and may look to available capacity on a tower as an indicator of where capital may need to be deployed to support future growth, our management has not historically used an “occupancy” or similar metric in measuring revenue growth potential. Further, we do not view most of our sites as having a maximum capacity. When a new tenant wants to lease space on, or an existing tenant wants to add additional equipment to, an existing site that is at capacity, in most cases, we are able to reinforce or augment the tower to accommodate the additional tenant’s equipment. In such cases, the tenant will often reimburse us for all or a portion of the capital expenditures required to augment and increase the capacity of the tower. We disclose these capital expenditures in our earnings releases as “redevelopment capital expenditures.” Given our ability to enhance the capacity of our tower portfolio when required to support new tenants, in our view, it is not meaningful and may even be misleading to potential investors to disclose an “occupancy” or similar metric to measure the revenue growth potential at our existing towers.

Taxation as a REIT, page 119

5.	We note that counsel’s draft Exhibit 8.1 tax opinion incorporates the disclosure within this section. Please revise the first sentence of the second paragraph to state that the paragraph is counsel’s opinion, rather than stating that counsel has provided you with an opinion. Alternatively, please include the REIT opinion directly in Exhibit 8.1.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 15, 19, 120 and 121.

Draft Exhibit 8.1

6.	We note the last paragraph of the draft opinion which states that the opinions are intended solely for the benefit and use of the American Tower Corporation and ATRI. This limitation on reliance is not appropriate because investors must be able to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance.

Response to Comment No. 6

In response to the Staff’s comment, the Company will supplementally provide a revised draft of the tax opinion to the Staff.

# # # #

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If the Staff has any questions or would like further information concerning the Company’s responses to the Comment Letter, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Michael John McCormack, Esq.

Mneesha Nahata, Esq.

    American Tower REIT, Inc.

Gilbert G. Menna, Esq.

Suzanne D. Lecaroz, Esq.

    Goodwin Procter LLP

Craig B. Brod, Esq.

Sandra L. Flow, Esq.

    Cleary Gottlieb Steen & Hamilton LLP

Ameek A. Ponda, Esq.

William J. Curry, Esq.

    Sullivan & Worcester LLP